PE 11|15|2013



13003867

NO ACT

Received SEC

DEC 12 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-12-13

Marc S. Levin
Dana Holding Corporation
marc.levin@dana.com

Re: Dana Holding Corporation
Incoming letter dated November 15, 2013

Dear Mr. Levin:

This is in response to your letter dated November 15, 2013 concerning the shareholder proposal submitted to Dana by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 12, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dana Holding Corporation
Incoming letter dated November 15, 2013

The proposal relates to simple majority voting.

There appears to be some basis for your view that Dana may exclude the proposal under rule 14a-8(h)(3). We note your representation that Dana included the proponent's proposal in its proxy statement for its 2013 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Dana omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response also will apply to any future submissions to Dana by the same proponent with respect to an annual meeting held during calendar year 2015.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Dana Holding Corporation
Corporate Offices
P.O. Box 1000
Maumee, Ohio 43537-7000
Tel: 419.887.5440 Fax: 419.887.5200
marc.levin@dana.com

Marc S. Levin
Senior Vice President, General Counsel and Secretary

November 15, 2013

Via E-mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, N.E.
Washington, DC 20549

Re: Dana Holding Corporation Shareholder Proposal Submitted by John Chevedden, dated October 15, 2013

Ladies and Gentlemen:

Dana Holding Corporation ("Dana" or the "Company") has received the shareholder proposal attached as Exhibit A (the "2014 Proposal") from John Chevedden (the "Proponent") for the inclusion in the Company's proxy statement and form of proxy (the "2014 Proxy Materials") for its 2014 annual meeting of shareholders (the "2014 Annual Meeting"). Dana intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(h)(3) of the Securities and Exchange Act of 1934, as amended (each rule promulgated thereunder, a "Proxy Rule"). We respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, (i) the 2014 Proposal may properly be omitted from the 2014 Proxy Materials; and (ii) any shareholder proposal (a "2015 Proposal" and, together with the 2014 Proposal, the "Proposals") submitted by or on behalf of the Proponent with respect to the Company's 2015 annual meeting of shareholders (the "2015 Annual Meeting" and, together with the 2014 Annual Meeting, the "Annual Meetings") may properly be omitted from the proxy materials (the "2015 Proxy Materials" and, together with the 2014 Proxy Materials, the "Proxy Materials") that the Company will distribute in connection with the 2015 Annual Meeting.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and the exhibits hereto to the Staff at shareholderproposals@sec.gov. Because we are submitting this request electronically pursuant to SLB 14D, we are not enclosing six copies of this correspondence as is ordinarily required by Proxy Rule 14a-8(j)(2). In accordance with Proxy Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent by email.

I. Background

Proxy Rule 14a-8(h)(3) provides that if a proponent or his or her qualified representative fails to appear and present a proposal, without good cause, a company will be permitted to exclude all of said proponent's proposals from its proxy materials for any meetings held in the following two calendar years. The Proponent had previously submitted a proposal (the "2013 Proposal") for inclusion in the Company's proxy materials (the "2013 Proxy Materials") related to its 2013 annual meeting of shareholders (the "2013 Annual Meeting"). The 2013 Proposal was included in the 2013 Proxy Materials, the relevant portion of which is attached hereto as Exhibit B.

Under Proxy Rule 14a-8(h)(1), the proponent of a shareholder proposal must attend the shareholders meeting to present the proposal, or alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. On April 22, 2013, the day before the 2013 Annual Meeting, the Proponent sent an email, attached hereto as Exhibit C (the "Proponent Email"), to the Company notifying the Company that the Proponent would be represented by John Lauve (the "Representative") to present the 2013 Proposal at the 2013 Annual Meeting. The Company responded promptly the same day by email acknowledging the Representative and providing the Proponent a reminder that the 2013 Annual Meeting would begin at 8:30 AM ET tomorrow morning. A copy of such response is attached hereto as Exhibit D.

Neither the Proponent nor the Representative signed the Company's 2013 Annual Meeting attendance sheet or appeared at the Company's 2013 Annual Meeting to present the 2013 Proposal. At the 2013 Annual Meeting, there were three management proposals as well as the 2013 Proposal. For each of the management proposals, Joseph C. Muscari, the Chairman of the Dana Board of Directors, asked Marc Levin, Secretary of Dana and for the 2013 Annual Meeting, to summarize the proposal, and then asked if there was any discussion. After concluding business with respect to the third management proposal, Mr. Muscari noted that there was the 2013 Proposal to be considered and requested that the Proponent or a representative present the 2013 Proposal. Despite being given the time and opportunity to act, neither the Proponent nor the Representative responded as being in attendance or to present the 2013 Proposal. As a result, in accordance with Proxy Rule 14a-8(h)(1) and Bylaw 8 of the Company's Bylaws (which allows the presiding officer of the meeting, in this case Mr. Muscari, to determine whether any business to be brought before the meeting has been properly brought), the 2013 Proposal was not submitted to the shareholders of Dana for a vote.

Approximately 45 minutes after the conclusion of the 2013 Annual Meeting, the Representative arrived outside of the now empty meeting room identifying himself to Company security personnel. Upon learning the meeting had concluded, the Representative did not provide any reason for failing to appear and present the 2013 Proposal.

II. Basis for Exclusion

At the 2013 Annual Meeting, which was conducted consistent with the Company's standard procedures and commenced at 8:30 a.m. ET on April 23, 2013, neither the Proponent nor a qualified representative of the Proponent appeared and presented the 2013 Proposal at the 2013 Annual Meeting after Mr. Muscari requested that the Proponent or a representative present such proposal.

No information was provided that would constitute "good cause" for failing to appear and present the 2013 Proposal. To date, the Proponent has not provided any information to the Company as a reason why neither the Proponent, nor the Representative, appeared to present the 2013 Proposal. As noted above, approximately 45 minutes after the 2013 Annual Meeting was concluded, the Representative arrived identifying himself to Company security personnel. Upon learning the meeting had concluded, the Representative did not provide any reason for failing to appear and present the 2013 Proposal.

The Staff has consistently allowed the exclusion of proposals submitted by the Proponent to other companies under similar circumstances where the Proponent's qualified representative failed to appear and present the shareholder proposal. See, e.g., *Southwest Airlines Co.* (available Feb. 23, 2012) and *Northwest Airlines Corp.* (available Jan. 24, 2005).

III. Conclusion

To date, the Proponent has not shown good cause as to why the 2013 Proposal was not properly presented by him or his qualified representative. For this reason, as well as the supporting facts set forth above, the Company believes that the Proposals are excludable pursuant to Proxy Rule 14a-8(h)(3) from the Proxy Materials because neither the Proponent nor the Proponent's qualified representative presented the 2013 Proposal at the 2013 Annual Meeting. The Company respectfully requests that the Staff concur with the Company's view on this basis. Because the Company plans to file a definitive proxy statement on or about March 15, 2014, we would appreciate resolution of this matter prior to this date.

Should the Staff disagree with our conclusions regarding the exclusion of the Proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. The Company has minutes of the meeting as well as eyewitness accounts of the meeting. Should the Staff wish to view or request any of this information or have any other questions regarding this request, please do not hesitate to contact the undersigned at (419) 887-5440 or marc.levin@dana.com or Rob Spencer, Senior Counsel and Assistant Secretary, at (419) 887-5140 or rob.spencer@dana.com.

Very truly yours,



Marc S. Levin

cc: John Chevedden
David S. Huntington, Esq.

EXHIBIT A

See Attached

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Joseph C. Muscari
Chairman of the Board
Dana Holding Corporation (DAN)
3939 Technology Dr
Maumee, OH 43537
Phone: 419 887-3000
FX: 419-887-3999
FX: 419-887-5200

Dear Mr. Muscari,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via em*** FISMA & OMB Memorandum M-07-16 *** consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal prompt*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 15, 2013
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Marc S. Levin <Marc.Levin@dana.com>
Corporate Secretary
Robert W. Spencer <Rob.Spencer@dana.com>

[DAN: Rule 14a-8 Proposal, October 15, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

This proposal should also be more favorably evaluated due to our company's shortcomings in its corporate governance such as a poison pill with a 15% threshold in force for 10-years.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

See Attached

PROPOSAL IV CONSIDERATION OF SHAREHOLDER PROPOSAL

The following shareholder proposal will be voted on at the annual meeting if properly presented by or on behalf of the shareholder proponent. This shareholder proposal requires Dana to adopt a policy requiring our senior executives to hold at least 25%, on an after tax basis, of Dana stock granted to him or her until age 60. Dana has already adopted a robust stock retention policy that requires its executives to hold a significant amount of Dana stock, and accordingly, the Board unanimously opposes this unnecessary proposal as further described below. Approval of this proposal would require the affirmative vote of a majority of shares present in person or by proxy and entitled to vote at the Annual Meeting. The following shareholder proposal also contains assertions about Dana, its Board of Directors and executives that we believe are incorrect. We have not attempted to refute all of the inaccuracies. John Chevedden of *** FISMA & OMB Memorandum M-07-16 *** who holds approximately 300 shares of Dana stock submitted this proposal.

The Board unanimously recommends a vote **"AGAINST"** this proposal.

Proposal 4 – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares..

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

It may be helpful to consider this proposal in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern about our takeover defenses and our executive pay – $10 million for our Chairman/CEO Roger Wood. Perhaps Mr. Wood's $10 million was in part due to our having two CEOs on our executive pay committee. We also did not have an independent Board Chairman or a Lead Director.

We had a multiple class stock structure in which owners of our company's common stock had one vote per share and owners of Series A and Series B preferred stock had the entitlement to 8-votes per share.

Richard Wallman was negatively flagged by GMI due to his involvement with the bankruptcies of Hayes Lemmerz International and Lear Corporation, which incidentally happened in the same year – which should have been a wake-up call. This apparently qualified Mr. Wallman to be one of the three directors on our audit committee. Mr. Wallman was also potentially overextended with seats on six boards which further led to seats on 6 board committees. Mr. Wallman received by far our highest negative votes.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4

Board of Directors' Statement in Opposition

The Board has considered the above proposal carefully, and believes that it is not in the best interests of our shareholders. Your Board therefore recommends that you vote "AGAINST" the proposal for the following reasons.

We already require our senior executives to own substantial amounts of Dana stock.

Our minimum ownership requirements for executives are based on pay grade and range from three times base salary (senior executives) to five times base salary (our CEO). Our Compensation Committee annually reviews officers' ownership relative to these requirements, and may adjust the cash/equity mix of an executive's compensation if needed. As of December 31, 2012, all of our named executive officers were in compliance with our share ownership guidelines. Importantly, many of our senior executives own Dana stock at levels far in excess of these requirements. For example, our Chief Executive Officer currently owns significantly more shares of Dana stock than required under this proposal. In fact, he owns almost fifty percent more shares of Dana stock (7.5 times his annual base salary) than required pursuant to our current stock ownership requirements. He also accomplished this three and a half years earlier than required under our policy. It is important to note that the shareholder's proposal would likely have no effect on the retention requirements for our named executive officers. Under our current policy, each executive currently owns significantly more Dana stock than required under the shareholder proposal and is projected to require more ownership for at least the next five years. As a result, this proposal is ineffective and unnecessary. Also, none of the members of our Board or executives are able to reduce their economic exposure to Dana stock through hedging transactions. As a result, our policies already ensure that executives' interests are aligned with those of our shareholders.

Our executive compensation program already emphasizes long-term equity ownership by executives, which the Board believes is the best way to create incentives for management to build sustained shareholder value.

Dana devotes a significant portion of its executive compensation to incentive-based equity awards, most of which vest fully three years after the grant date and are tied to the value of Dana stock. Our stock options reward long-term value creation because options vest on a ratable basis over three years and only have value to the extent the price of Dana stock on the exercise date exceeds the stock price on the grant date. Similarly, our restricted stock units do not vest until the third anniversary of the grant date and increase in value only to the extent the price of Dana stock increases. Finally, our performance awards pay out only upon achievement of Dana's long-term performance goals. The Board believes that each of these compensation elements ties our executives' pay to long-term shareholder value. Additional detail about our executive compensation program is set forth in the Compensation Discussion and Analysis section above.

The Proposal Makes Dana Less Competitive

We must attract and retain qualified senior executives in order to be successful. As a result, we must provide a competitive compensation package, including equity compensation. It is important to note, this proposal is not common practice among our peer group. Our current stock ownership policy was benchmarked against our peers less than a year ago and is within that group. Imposing additional holding requirements could limit our ability to attract and retain executives or require us to compensate executives in other less effective ways to remain competitive. We believe it is in the best interests of our shareholders that we retain the flexibility to establish executive compensation programs that are competitive in attracting and retaining executives who can best drive long-term shareholder value.

For these reasons, the Board believes Dana's existing stock ownership guidelines and other compensation policies effectively drive significant stock ownership by our executives and establishing duplicative requirements would not be in the best interest of our shareholders.

DANA'S BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

EXHIBIT C

See Attached

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Marc S. Levin
Corporate Secretary
Dana Holding Corporation (DAN)
3939 Technology Dr
Maumee, OH 43537
Phone: 419 887-3000

Dear Mr. Levin,

In looking forward to a good annual meeting this is to authorize Mr. John Lauve to present the rule 14a-8 proposal. Please forward this information to the Chairman of the meeting and to the Chairman of the Corporate Governance Committee.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question on this message or perceived further requirement.

Thank you and all the best for a good meeting.

Sincerely,


April 22, 2013

John Chevedden Date

cc: Robert W. Spencer, Jr. <Rob.Spencer@dana.com>
PH: 419-887-5140
FX: 419-887-3710
Linda Grant <Linda.Grant@dana.com>

EXHIBIT D

See Attached



{In Archive} Re: Annual Meeting (DAN)
Rob Spencer, OMB Memorandum M-07-16 *** 04/22/2013 05:51 PM
Cc: Marc Levin

Archive: This message is being viewed in an archive.

John - Thank you for your e-mail. We are sorry you cannot attend the Annual Shareholder Meeting in person, but look forward to meeting Mr. Laure. As a reminder, our meeting will begin promptly at 8:30 AM ET tomorrow morning. Thanks again for your continued interest in Dana.

Rob

Robert W. Spencer, Jr. | Senior Counsel & Assistant Secretary | Dana Holding Corporation | direct: +1.419.887.5140 | mobile: +1.419.705.6936 | fax: +1 419.887.3710 | rob.spencer@dana.com | 3939 Technology Drive Maumee Ohio 43537-9194 USA

On Apr 22, 2013, at 3:22 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:

> Dear Mr. Levin,
> Please see the attached letter regarding the annual meeting.
> Sincerely,
> John Chevedden
>
> - CCE00002.pdf
> <CCE00002.pdf>